UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         SCHEDULE 13G/A
            Under the Securities Exchange Act of 1934
                       (Amendment No. 7)*

                        ADAMS GOLF, INC.
                        (Name of Issuer)

            Common Stock, par value $0.001 per share
                 (Title of Class of Securities)

                           006228 10 0
                         (CUSIP Number)

                        December 31, 2006
     (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ]     Rule 13d-1(b)

     [   ]     Rule 13d-1(c)

     [ X ]     Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 006228 10 0                           SCHEDULE 13G/A

(1)  Name of Reporting Person        Royal Holding Company, Inc.
     I.R.S. Identification No. of
      Above Person (entities only)                     25-1622874
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group*                                (b)  [ X ]
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Citizenship                                         Delaware
-----------------------------------------------------------------
Number of Shares


   Beneficially          (5)  Sole Voting Power         6,374,511 [FN-1]
-----------------------------------------------------------------
Owned by Each            (6)  Shared Voting Power               0
-----------------------------------------------------------------
Reporting Person         (7)  Sole Dispositive Power    6,374,511 [FN-1]
-----------------------------------------------------------------
   With:                 (8)  Shared Dispositive Power          0
-----------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned
     by Each Reporting Person                           6,374,511 [FN-1]
-----------------------------------------------------------------
(10) Check if the Aggregate Amount in
     Row (9) Excludes Certain Shares*                       [   ]
-----------------------------------------------------------------
(11) Percent of Class Represented by
     Amount in Row (9)                                       26.6%
-----------------------------------------------------------------
(12) Type of Reporting Person*                                 CO
-----------------------------------------------------------------
*    SEE INSTRUCTIONS






-------------------
FN-1 This Reporting Person notes that (i) Paul F. Brown, Jr., one of the other reporting persons filing this Amendment No. 5 to Statement on Schedule 13G ("Amendment No. 5"), directly holds 10,000 shares of the Issuer's common stock and options, which are presently exercisable or are exercisable within 60 days of the date hereof, to purchase an additional 50,000 shares of common stock, and (ii) Stephen R. Patchin, another of the reporting persons filing this Amendment No. 5, holds options, which are presently exercisable or are exercisable within 60 days of the date hereof, to purchase an additional 50,000 shares of common stock. The shares held by Messrs. Brown and Patchin are not beneficially owned by this reporting person and nothing herein shall constitute an admission to the contrary.

CUSIP NO. 006228 10 0                           SCHEDULE 13G/A



(1)  Name of Reporting Person                  Paul F. Brown, Jr.
     I.R.S. Identification No.
     of Above Person (entities only)
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group*                                (b)  [ X ]
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Citizenship                                    United States
-----------------------------------------------------------------
Number of Shares

   Beneficially          (5)  Sole Voting Power            60,000[FN-2]
-----------------------------------------------------------------
Owned by Each            (6)  Shared Voting Power       6,374,511[FN-3]
-----------------------------------------------------------------
Reporting Person         (7)  Sole Dispositive Power       60,000[FN-2]
-----------------------------------------------------------------
   With:                 (8)  Shared Dispositive Power  6,374,511[FN-3]
-----------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned
     by Each Reporting Person                           6,434,511[FN-4]
-----------------------------------------------------------------
(10) Check if the Aggregate Amount in
     Row (9) Excludes Certain Shares*                       [   ]
-----------------------------------------------------------------
(11) Percent of Class Represented by
     Amount in Row (9)                                      26.9%
-----------------------------------------------------------------
(12) Type of Reporting Person*                                 IN
-----------------------------------------------------------------
*    SEE INSTRUCTIONS




---------------------------


FN-2 Includes options, which are presently exercisable or exercisable within 60 days of the date hereof, to purchase
     50,000 shares of the Issuer's common stock.


FN-3 Represents shares owned directly by Royal Holding Company,
     Inc., a Delaware corporation, of which this reporting person is Chief Financial Officer and Vice President-Finance. Pursuant to Rule 13d-4, this reporting person disclaims beneficial ownership of such shares and nothing herein shall be construed as an admission to the contrary.


FN-4 Includes 10,000 shares of the Issuer's common stock held directly, options, which are presently exercisable or exercisable within 60 days of the date hereof, to purchase 50,000 shares of the Issuer's common stock and 6,374,511 shares of the Issuer's common stock owned directly by Royal Holding Company, Inc.

CUSIP NO. 006228 10 0                           SCHEDULE 13G/A



(1)  Name of Reporting Person                  Stephen R. Patchin
     I.R.S. Identification No.
     of Above Person (entities only)
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group*                                (b)  [ X ]
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Citizenship                                    United States
-----------------------------------------------------------------
 Number of Shares

   Beneficially         (5)  Sole Voting Power             50,000[FN-5]
-----------------------------------------------------------------
Owned by Each           (6)  Shared Voting Power        6,374,511[FN-6]
-----------------------------------------------------------------
Reporting Person        (7)  Sole Dispositive Power        50,000[FN-5]
-----------------------------------------------------------------
   With:                (8)  Shared Dispositive Power   6,374,511[FN-6]
-----------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned
     by Each Reporting Person                           6,424,511[FN-7]
-----------------------------------------------------------------
(10) Check if the Aggregate Amount in
     Row (9) Excludes Certain Shares*                       [   ]
-----------------------------------------------------------------
(11) Percent of Class Represented by
     Amount in Row (9)                                      26.8%
-----------------------------------------------------------------
(12) Type of Reporting Person*                                 IN
-----------------------------------------------------------------
*    SEE INSTRUCTIONS




-----------------------
FN-5 Includes options, which are presently exercisable or exercisable within 60 days of the date hereof, to purchase
     50,000 shares of the Issuer's common stock.


FN-6 Represents shares owned directly by Royal Holding Company,
     Inc., a Delaware corporation, of which this reporting person is Chief Executive Officer and President. Pursuant to Rule 13d-4, this reporting person disclaims beneficial ownership of such shares and nothing herein shall be construed as an admission to the contrary.


FN-7 Includes options, which are presently exercisable or exercisable within 60 days of the date hereof, to purchase 50,000 shares of the Issuer's common stock and 6,374,511 shares owned directly by Royal Holding Company, Inc.

CUSIP NO. 006228 10 0                           SCHEDULE 13G/A



Item 1(a). Name of issuer:

           Adams Golf, Inc. (the "Issuer")

Item 1(b). Address of Issuer's principal executive offices:

           300 Delaware Avenue, Suite 572
           Wilmington, Delaware  19801

Item 2(a). Name of person filing:

           Pursuant to rule 13d-1(k)(1) promulgated under the Act, this Amendment No. 5 to Statement on Schedule 13G, as previously amended (as amended, the "Statement") is filed jointly by Royal Holding Company, Inc. ("Royal"), Paul F. Brown, Jr. ("Brown") and Stephen R. Patchin ("Patchin"). Royal, Brown and Patchin are collectively referred to herein as the "Reporting Persons." The Reporting Persons have executed a Joint Filing Agreement with respect to the filing of this Statement, a copy of which is attached hereto as Exhibit A.
                                                 ---------

Item 2(b). Address of principal business office or, if none, residence:

           Royal
           -----

           The principal business office of Royal is:

           300 Delaware Avenue, Suite 306
           Wilmington, Delaware  19801

           Brown
           -----

           The principal business office of Brown is:

           One Indian Springs Road
           Carl E. Patchin Building
           Indiana, Pennsylvania 15701

           Patchin
           -------

           The principal business office of Patchin is:

           500 N. Water Street, Suite 807N
           Corpus Christi, Texas 78471

Item 2(c). Citizenship:

           Patchin and Brown are each citizens of the United
States. Royal is a corporation formed and existing under the laws of the State of Delaware.

Item 2(d). Title of class of securities:

           Common Stock, $0.001 par value per share, of the Issuer.

CUSIP NO. 006228 10 0                           SCHEDULE 13G/A

Item 2(e). CUSIP No.:

           006228 10 0

Item 3. If this statement is filed pursuant to Sections 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

          (a)  [  ] Broker or dealer registered under
                    section 15 of the Act (15 U.S.C. 78o);

          (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

          (c)  [  ] Insurance company as defined in section
                    3(a)(19) of the Act (15 U.S.C. 78c);

          (d)  [  ] Investment company registered under
                    section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

          (e)  [  ] An investment adviser in accordance with
                    section 240.13d-1(b)(1)(ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-
                    1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with section 240.13d-
                    1(b)(ii)(G);

          (h)  [  ] A savings association as defined in
                    section 3(b) of the Federal Deposit Insurance
                    Act (12 U.S.C. 1813);

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company
                    Act of 1940 (15 U.S.C. 80a-3);

          (j)  [  ] Group, in accordance with section
                    240.13d-1(b)(1)(ii)(J)

     Not applicable.

Item 4. Ownership:

               As  of  the  date of this Statement, the Reporting
          Persons' beneficial ownership is as follows:

          Royal
          -----

          (a)  Amount beneficially owned:  6,374,511

          (b)  Percent of class:  26.6%

          (c)  Number of shares as to which such person has:

                 (i)     sole power to vote or to direct the
                         vote:  6,374,511

                 (ii)    shared power to vote or to direct the
                         vote:  0

CUSIP NO. 006228 10 0                           SCHEDULE 13G/A


                 (iii)   sole power to dispose or to direct
                         the disposition of:  6,374,511

                 (iv)    shared power to dispose or to direct
                         the disposition of: 0

          Brown [FN-8]
          -----

          (a)  Amount beneficially owned:  6,434,511[FN-9]

          (b)  Percent of class:  26.9%

          (c)  Number of shares as to which such person has:

                 (i)     sole power to vote or to direct the
                         vote:  60,000 [FN-10]

                 (ii)    shared power to vote or to direct the
                         vote:  6,374,511 [FN-11]

                 (iii)   sole power to dispose or to direct
                         the disposition of:  60,000 [FN-10]

                 (iv)    shared power to dispose or to direct
                         the disposition of:  6,374,511 [FN-11]

          Patchin [FN-12]
          -------

          (a)  Amount beneficially owned:  6,424,511 [FN-13]

          (b)  Percent of class:  26.8%



---------------------------

FN-8 Brown is the Chief Financial Officer and Vice President-Finance of Royal and, by virtue of his position with Royal, may be deemed to share the power to vote or direct the vote of, and to share the power to dispose or direct the disposition of, the shares of Common Stock held by Royal. Brown disclaims beneficial ownership of 6,374,511 shares of the Common Stock held by Royal and nothing herein shall be deemed an admission to the contrary.

FN-9 Includes 10,000 shares of Common Stock held directly, options, which are presently exercisable or exercisable within 60 days of the date hereof, convertible into 50,000 shares of Common Stock and 6,374,511 shares of Common Stock held directly by Royal.

FN-10 Includes 10,000 shares of Common Stock held directly, and options, which are presently exercisable or exercisable within 60 days of the date hereof, convertible into 50,000 shares of Common Stock.

FN-11 Represents shares of Common Stock owned directly by Royal, of which Brown is Chief Financial Officer and Vice President-Finance. Pursuant to Rule 13d-4, Brown disclaims beneficial ownership of such shares of Common Stock and nothing herein shall be construed as an admission to the contrary.

FN-12 Patchin is the Chief Executive Officer and President of
      Royal and, by virtue of his position with Royal, may be deemed to share the power to vote or direct the vote of, and to share the power to dispose or direct the disposition of, the shares of Common Stock held by Royal. Patchin disclaims beneficial ownership of the Common Stock held by Royal and nothing herein shall be deemed an admission to the contrary.

FN-13 Includes options, which are presently exercisable or exercisable within 60 days of the date hereof, convertible into 50,000 shares of Common Stock and 6,374,511 shares of Common Stock held directly by Royal.

CUSIP NO. 006228 10 0                           SCHEDULE 13G/A

          (c)  Number of shares as to which such person has:

                 (i)     sole power to vote or to direct
                         the vote:  50,000 [FN-14]

                 (ii)    shared power to vote or to direct the
                         vote:  6,374,511 [FN-15]

                 (iii)   sole power to dispose or to direct
                         the disposition of: 50,000 [FN-14]

                 (iv)    shared power to dispose or to direct
                         the disposition of:  6,374,511 [FN-15]

Item 5. Ownership of five percent or less of a class:

        Not Applicable.

Item 6. Ownership of more than five percent on behalf of another person:

        Not Applicable.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:

        Not Applicable.

Item 8. Identification and classification of members of the group:

        This Statement on Schedule 13G has been filed by a group under Rule 13d-1(d). Each of the Reporting
        Persons has executed a Joint Filing Statement, a copy of which is attached hereto as Exhibit A.

Item 9. Notice of dissolution of group:

        Not Applicable.

Item 10.Certifications:

        Not applicable.





-------------------
FN-14 Includes options, which are presently exercisable or exercisable within 60 days of the date hereof, convertible into 50,000 shares of Common Stock.

FN-15 Represents shares of Common Stock owned directly by Royal, of which Patchin is Chief Executive Officer and President.
      Pursuant to Rule 13d-4, Patchin disclaims beneficial ownership of such shares of Common Stock and nothing herein shall be construed as an admission to the contrary.

                    [Signature page follows]

CUSIP NO. 006228 10 0                           SCHEDULE 13G/A



                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2007
                              ROYAL HOLDING COMPANY, INC.


                              By:    /s/  PAUL F. BROWN, JR.
                                   -----------------------------
                              Name:   Paul F. Brown, Jr.
                                   -----------------------------
                              Title:  Vice President-Finance
                                    ----------------------------


                                /s/  PAUL F. BROWN, JR.
                              ----------------------------------
                              PAUL F. BROWN, JR.


                                /s/  STEPHEN R. PATCHIN
                              ----------------------------------
                              STEPHEN R. PATCHIN


            ATTENTION:  Intentional misstatements or
              omissions of fact constitute Federal
            criminal violations (See 18 U.S.C.  1001)

                            EXHIBIT A

                     JOINT FILING STATEMENT

     Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the attached Amendment No. 7 to
Schedule 13G is filed on behalf of each of us.

Dated:    February 14, 2007

                              ROYAL HOLDING COMPANY, INC.


                              By:    /s/  PAUL F. BROWN, JR.
                                   -----------------------------
                              Name:   Paul F. Brown, Jr.
                                   -----------------------------
                              Title:  Vice President-Finance
                                    ----------------------------



                                /s/  PAUL F. BROWN, JR.
                              ----------------------------------
                              PAUL F. BROWN, JR.


                                /s/  STEPHEN R. PATCHIN
                              ----------------------------------
                              STEPHEN R. PATCHIN